

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 23, 2012

Via Facsimile
Mr. William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240

>   **Re: Mettler-Toledo International Inc.**
>   **Form 10-K for the year ended December 31, 2011**
>   **Filed February 13, 2012**
>   **File No. 001-13595**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Mr. William P. Donnelly
Mettler-Toledo International Inc.
February 23, 2012
Page 2

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 28

1.   We note that your fiscal year 2011 revenues increased approximately 17% as compared to 2010 and also note that your discussions herein and by operating segment on page 31 repeatedly indicate that the increase in 2011 revenues "reflects strong growth in most product categories." In light of the significant increase in your 2011 revenues, your Management's Discussion and Analysis disclosure appears broad and does not provide a thorough enough analysis to give readers a view of the company through the eyes of management. In future filings, please quantify each material factor underlying the changes in your revenues, including price changes and volume changes by type of product. Disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of, or reason for, each factor causing the aggregate change. Your future disclosures should reveal underlying material causes of the factors described and any known or expected future impact on operating results. Please also incorporate the above comment to all disclosures in the analysis of your results of operations in Management's Discussion and Analysis, including changes in operating expenses during the periods presented. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350.

Financial Statements, page F-1

Note 18. Segment Reporting, page F-32

2.   Please revise future filings to disclose revenue for each product and service or each group of similar products and services or disclose in future filings why it is impractical to do so. We refer you to FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb, Reviewing Accountant, at (202) 551-3603 with any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief